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                               March 1, 2022

       Andris Vizbaras
       Carter, Ledyard & Millburn LLP
       Optibase Ltd
       2 Wall Street
       NY, NY 10005

                                                        Re: Optibase Ltd.
                                                            Schedule 13E-3 and
Schedule TO-T filed February 23, 2022
                                                            Schedule TO-T/A
filed February 18, 2022
                                                            Schedule TO-T filed
February 15, 2022
                                                            Filed by The Capri
Foundation and Shlomo Wyler

       Dear Mr. Vizbaras:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3 and TO-T/A filed February 23, 2022

       Evaluation and Financial Analysis of Capri's Financial Advisor, page 16

   1. If MNS Consulting's fee was increased as a result of its second evaluation of the revised offer
consideration, please revise here to describe. See Item 1015(b)(4) of
                                                        Regulation M-A.
       Summary of Financial Analysis, page 18

   2. In the first paragraph of this section, you state that the discussion that follows "does not purport to be a
complete description of the financial analyses performed by MNS
                                                        Consulting." Revise
this language (and the subsequent discussion if applicable) to make clear that all material
analyses are described in considerable detail. In this regard, expand this section to
describe the analyses performed by MNS Consulting, and the results yielded, including the
per share valuations that resulted from each analysis. See Item
 Andris Vizbaras
FirstName  LastNameAndris Vizbaras
Optibase Ltd
Comapany
March      NameOptibase Ltd
       1, 2022
March2 1, 2022 Page 2
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FirstName LastName
         1015(b)(6) of Regulation M-A.
3. See our last comment. With respect to the analysis of the market capitalization of
         Optibase, revise to specify the dates or ranges of dates for Optibase shares considered and to explain how MNS concluded that the company's market capitalization over the relevant time period was consistent with its net asset valuation for Optibase (see page 19).
4. The Property Valuations by Wuest Partner AG that formed part of the basis for MNS
         Consulting's analysis should be filed as exhibits to the Schedule 13E-3. See Item 1016(c)
         of Regulation M-A.
5. Refer to page 19. Quantify Optibase's tax liabilities and tax loss carry-forwards and describe how MNS Consulting considered them in its fairness analysis.
6. On page 19, explain why MNS Consulting applied a discount rate of 4.5% to general and administrative expenses of Optibase.
Withdrawal Rights, page 25

7. Under Section 14(d)(5) of the Exchange Act, tendered shares may be withdrawn if not accepted for payment by the 60th day from commencement of the offer. Please revise to note the existence of such "back end" withdrawal rights in this offer. Price Range of the Shares, page 31

8. We note the disclosure here that Optibase has announced it intends to delist its shares from trading on the TASE in April 2022. If delisting will trigger a mandatory tender offer or otherwise allow remaining Optibase shareholders to "put" their shares to the company for repurchase, this fact should be prominently disclosed at the forepart of the offer to purchase. Such disclosure should note how the price per share to be paid upon repurchase would be calculated. In addition, if such right exists, describe how the filing persons on the Schedule 13E-3 considered it in opining on the fairness of the offer to unaffiliated shareholders of Optibase.
Conditions of the Offer, page 39

9. Refer to paragraph (b) on page 40. The disclosure here states that you may terminate the offer if an event occurs "and such 'event' would cause the terms of the offer as a result of such 'event' to become materially different from the terms which a reasonable person in the offeror's position would have proposed had it known of such 'event' on the date of this offer to purchase." While a bidder may condition its offer on any conditions it chooses, those conditions must be objective and outside the control of the bidder. We believe this offer condition, which requires a shareholder to speculate about what the offeror would have proposed and might have known, may render this offer illusory. It is also unclear how an event could change the terms of the offer. Please revise.
10. Under paragraph (b) on page 40, there appears to be some words missing from the third
 Andris Vizbaras
FirstName  LastNameAndris Vizbaras
Optibase Ltd
Comapany
March      NameOptibase Ltd
       1, 2022
March3 1, 2022 Page 3
Page
FirstName LastName
         bullet point. In addition, an offer condition triggered by any change, whether positive or negative, in the "business, assets, liabilities, conditions (financial or otherwise), prospects or results of operations of Optibase" is so broad that it raises concerns of an illusory offer in contravention of Regulation 14E. Please revise.
11. Refer to the disclosure on page 41 and the statement that "[o]ur failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time..." If a listed offer condition is "triggered," the bidder must promptly advise shareholders whether it will assert the condition and terminate the offer, or waive the condition and continue or consummate it. The quoted language also appears to be inconsistent with the following sentence in the same paragraph: "If we proceed with the offer after failing to exercise any of the foregoing rights, this will be deemed a waiver of such rights..." Bidder may not ignore the condition when triggered and then assert it later. Please revise the quoted language accordingly.
Schedule I, page I-1

12. In the body of the offer to purchase and this schedule, expand the description of the consulting services provided to Optibase by Mr. Schwarz, including the compensation he receives. See Item 1005 of Regulation M-A.
General

13. Please explain why you have not included Rouven Schwartz as a filing person on the
         Schedule 13E-3. We note that Mr. Schwartz is a member of the board of trustees of The
         Capri Foundation, and also a member of the board of directors of Optibase. He is also the son-in-law of filing person and control person of Optibase Shlomo
(Tom) Wyler. The
         Capri Foundation is a foundation for the benefit of Mr. Wyler's children, one of whom appears to be married to Mr. Schwartz.
14. In several places in the offer to purchase, you note that shareholders who do not tender into the offer may have their shares purchased in a subsequent compulsory acquisition, if the offer is consummated. Expand the description of the compulsory acquisition process, including the approximate time frame and the procedure by which the price paid in such a second-step acquisition would be calculated (and by whom).
15. If the offerors are restricted under Israeli law in their ability to acquire additional Optibase shares except through an offer for all outstanding shares if this offer fails (as suggested in the Schedule 14D-9 filed by the company), these restrictions should be described in the offer to purchase.
16. In an appropriate section of the offer to purchase, describe the material terms of the bidder group's Indemnification Agreement with officers and directors of Optibase.
 Andris Vizbaras
Optibase Ltd
March 1, 2022
Page 4




        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameAndris Vizbaras                            Sincerely,
Comapany NameOptibase Ltd
                                                             Division of
Corporation Finance
March 1, 2022 Page 4                                         Office of Mergers
& Acquisitions
FirstName LastName